Exhibit 99.1

Glossary of Selected Terms

The following measures are used by the Company’s management to evaluate performance against historical results and establish targets on a consolidated basis. A number of these measures are components of net income or the balance sheet but, in some cases, are not based on accounting principles generally accepted in the U.S. (non-GAAP) under applicable SEC rules because they are not displayed as separate line items in the Consolidated Statements of Operations or Consolidated Balance Sheets or are not required to be disclosed in the Notes to the Consolidated Financial Statements or, in some cases, there is inclusion or exclusion of certain items not ordinarily included or excluded in accordance with accounting principles generally accepted in the United States (GAAP).  In the opinion of the Company’s management, a discussion of these measures is meaningful to provide investors with an understanding of the significant factors that comprise the Company’s periodic results of operations and financial condition.

Book value per share excluding the fair value adjustment for investments - The result of dividing total shareholders’ equity excluding after tax net unrealized investment gains and losses on securities, including the related effect on certain deferred policy acquisition costs, by ending shares outstanding. Book value per share is the most directly comparable GAAP measure. Management believes it is useful to consider the trend in book value per share excluding net unrealized investment gains and losses on securities in conjunction with book value per share to identify and analyze the change in net worth. Management also believes the non-GAAP measure is useful to investors because it eliminates the effect of items that can fluctuate significantly from period to period and are generally driven by economic developments, primarily financial market conditions, the magnitude and timing of which are generally not influenced by the Company’s underlying insurance operations.

Catastrophe costs - The sum of catastrophe losses, net of reinsurance and before income tax benefits that includes allocated loss adjustment expenses and reinsurance reinstatement premiums; excluding unallocated loss adjustment expenses.

Catastrophe losses - In categorizing property and casualty claims as being from a catastrophe, the Company utilizes the designations of the Property Claim Services, a subsidiary of Insurance Services Office, Inc., and additionally beginning in 2007, includes losses from all such events that meet the definition of covered loss in the Company’s primary catastrophe excess of loss reinsurance contract, and reports claims and claim expense amounts net of reinsurance recoverables. A catastrophe is a severe loss resulting from natural and man-made events within a particular territory, including risks such as hurricane, fire, earthquake, windstorm, explosion, terrorism and other similar events, that causes $25 million or more in insured property and casualty losses for the industry and affects a significant number of property and casualty insurers and policyholders. Each catastrophe has unique characteristics. Catastrophes are not predictable as to timing or amount of loss in advance. Their effects are not included in earnings or claim and claim expense reserves prior to occurrence. In the opinion of the Company’s management, a discussion of the impact of catastrophes is meaningful for investors to understand the variability in periodic earnings.

Core earnings (loss) - Consolidated net income (loss) excluding the after-tax impact of net investment gains (losses), discontinued operations, the effect of a change in tax laws and tax rates at enactment date, and cumulative effect of changes in accounting principles when applicable. Net income is the most comparable GAAP measure.

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Pretax core earnings (loss) - Pretax net income (loss) excluding pretax impact of net investment gains (losses), discontinued operations, and cumulative effect of changes in accounting principles when applicable. Net income is the most comparable GAAP measure.

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Segment core earnings - Determined in the same manner as core earnings on a consolidated basis. Management uses segment core earnings to analyze each segment's performance and as a tool in making business decisions. Financial statement users also consider core earnings when analyzing the results and trends of insurance companies.

Core earnings (loss) per share - Core earnings on a per common share basis. Earnings per share is the most comparable GAAP measure.

Exclusive distributor - A licensed representative of Horace Mann. Horace Mann utilizes multiple points of distribution, including, but not limited to, direct sales, employee agents and exclusive agents.

Insurance premiums written and contract deposits - Premiums written represent (1) the amount charged for policies issued during a fiscal period for property and casualty business, such amounts may be earned and included in financial results over future fiscal periods, and (2) the amount charged for policies in force during a fiscal period for traditional life and group life business. Amounts are reported net of reinsurance, unless otherwise specified. Contract deposits include amounts received from customers on deposit-type contracts, such as investment contracts (annuities) and life products with account values, including deposit amounts and any related contract or policy fees. Management utilizes this non-GAAP measure, which is based on statutory accounting principles, in analyzing and evaluating the business growth of its operating segments. Insurance premiums and contract charges earned is the most directly comparable GAAP measure.

Net income return on equity - The ratio of (1) trailing 12 month net income to (2) the average of ending shareholders’ equity for the current quarter end and the preceding four quarter ends - referred to as 5 quarter average shareholder's equity.

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Net income return on equity excluding net unrealized investment gains and losses on securities and the effect of a change in tax laws and tax rates at enactment date - The ratio of (1) trailing 12 month net income excluding the effect of a change in tax laws and tax rates at enactment date to (2) 5 quarter average shareholders' equity excluding net unrealized investment gains and losses on securities and the effect of a change in tax laws and tax rates at enactment date. Net income return on equity is the most comparable GAAP measure.

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Core return on equity - The ratio of (1) trailing 12 month core earnings to (2) 5 quarter average shareholders' equity excluding the effect of a change in tax laws and tax rates at enactment date. Net income return on equity is the most comparable GAAP measure.

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Core return on equity excluding net unrealized investment gains and losses on securities - The ratio of (1) trailing 12 month core earnings to (2) 5 quarter average shareholders’ equity excluding net unrealized investment gains and losses on securities and the effect of a change in tax laws and tax rates at enactment date. Net income return on equity is the most comparable GAAP measure.

Net reserves - Property and casualty unpaid claim and claim expense reserves net of anticipated reinsurance recoverables.

Prior years’ reserve development - A measure which the Company reports for its Property and Casualty segment which identifies the increase or decrease in net incurred claim and claim expense reserves at successive valuation dates for claims which occurred in previous calendar years. In the opinion of the Company’s management, a discussion of prior years’ loss reserve development is useful to investors as it allows them to assess the impact on current period earnings of incurred claims experience from the current calendar year and previous calendar years.

Property and casualty operating statistics - Operating measures utilized by the Company and the insurance industry regarding the relative profitability of property and casualty underwriting results.

•	Loss ratio or loss and loss adjustment expense ratio - The ratio of (1) the sum of net incurred losses and loss adjustment expenses to (2) net earned premiums.

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Underlying loss ratio - The sum of the Loss Ratio adjusted to remove the effect of catastrophe costs and prior years' reserve development. The Loss Ratio is the most directly comparable GAAP measure. Management believes this ratio provides a valuable measure of the Company's underlying underwriting performance that may be obscured by the effects of catastrophe costs and prior years' reserve development, the amounts of which may be significant and may vary significantly between periods.

•	Expense ratio - The ratio of (1) the sum of operating expenses and the amortization of policy acquisition costs to (2) net earned premiums.

•	Combined ratio - The sum of the Loss Ratio and the Expense Ratio. A Combined Ratio less than 100% generally indicates profitable underwriting prior to the consideration of net investment income.

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Underlying combined ratio or combined ratio excluding catastrophe costs and prior years’ reserve development - The sum of the Loss Ratio and the Expense Ratio adjusted to remove the effect of catastrophe costs and prior years’ reserve development.  The Combined Ratio is the most directly comparable GAAP measure.  Management believes this ratio provides a valuable measure of the Company’s underlying underwriting performance that may be obscured by the effects of catastrophe costs and prior years’ reserve development, the amounts of which may be significant and may vary significantly between periods.

Sales - Sales are measured by the Company as premiums and deposits to be collected over the 12 months following the sale of a new policy for automobile, homeowners and life business, as well as increases in contributions to certain life business. In addition, the Company may disclose new policy count (units) information for automobile and homeowners business. Sales data pertains to Horace Mann products and excludes authorized products sold by Exclusive Distributors that are underwritten by third-party vendors. The Retirement segment’s sales deposits are measured by the Company based on total recurring deposits as well as single deposits/rollovers. Retirement sales deposits include deposits to mutual fund complexes for managed accounts and exclude any deposits made to the Company’s 401(k) and money purchase pension plan. Sales should not be viewed as a substitute for any GAAP measure, including "sales" as it relates to non-insurance companies, and the Company’s definition of sales, sales deposits or new annualized sales might differ from that used by other companies. The Company utilizes sales information as a performance measure that indicates the productivity of its agency force. Sales are also a leading indicator of future revenue trends.

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